UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Intra-Cellular Therapies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46116X 101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐            Rule 13d-1(b)
[X]            Rule 13d-1(c)
☐            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Morton I. Sosland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 5 2,638,389
SHARED VOTING POWER 6 0
SOLE DISPOSITIVE POWER 7 2,638,389
SHARED DISPOSITIVE POWER 8 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,638,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) David N. Sosland Trust A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 5 527,287
SHARED VOTING POWER 6 0
SOLE DISPOSITIVE POWER 7 527,287
SHARED DISPOSITIVE POWER 8 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Sosland Family Trust B Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 5 1,558,554
SHARED VOTING POWER 6 0
SOLE DISPOSITIVE POWER 7 1,558,554
SHARED DISPOSITIVE POWER 8 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,554
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Sosland Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 5 552,548
SHARED VOTING POWER 6 0
SOLE DISPOSITIVE POWER 7 552,548
SHARED DISPOSITIVE POWER 8 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Intra-Cellular Therapies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

430 East 29th Street New York, NY 10016

Items 2(a) and (b).	Name of Persons Filing and Address of Principal Business Office:

Morton I. Sosland
4801 Main Street, Suite 650
Kansas City, Missouri 64112

David N. Sosland Trust A
4801 Main Street, Suite 650
Kansas City, Missouri 64112

Sosland Family Trust B Partnership
4801 Main Street, Suite 650
Kansas City, Missouri 64112

The Sosland Foundation
4801 Main Street, Suite 650
Kansas City, Missouri 64112

Item 2(c).
Citizenship.

Morton I. Sosland is a citizen of the United States of America.

David N. Sosland Trust A is a Missouri trust.

Sosland Family Trust B Partnership is a Missouri partnership.

The Sosland Foundation is a Missouri non-profit corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

46116X 101

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Morton I. Sosland is the beneficial owner of  shares of 2,638,389 Stock

The David N. Sosland Trust A is the beneficial owner of 527,287 shares of Common Stock.

The Sosland Family Trust B Partnership is the beneficial owner of 1,558,554 shares of Common Stock.

The Sosland Foundation is the beneficial owner of 552,548 shares of Common Stock.

(b) Percent of class:

Morton I. Sosland is the beneficial owner of 4.8% of the outstanding shares of Common Stock.

The David N. Sosland Trust A is the beneficial owner of 1.0% of the outstanding shares of Common Stock.

The Sosland Family Trust B Partnership is the beneficial owner of 2.9% of the outstanding shares of Common Stock.

The Sosland Foundation is the beneficial owner of 1.0% of the outstanding shares of Common Stock.

(c) Number of shares to which such person has power to vote, or direct the vote of, or to dispose, or to direct the disposition, of the shares:

As the Trustee of The David N. Sosland Trust A, Morton I. Sosland may direct the vote and disposition of all of the shares of Common Stock held by The David N. Sosland Trust.

As the Managing Partner of The Sosland Family Trust B Partnership, Morton I. Sosland may direct the vote and disposition of all of the shares of Common Stock held by The Sosland Family Trust B Partnership.

As the Vice Chairman of The Sosland Foundation, Morton I. Sosland  may direct the vote and disposition of all of the shares of Common Stock held by The Sosland Foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
The Reporting Persons have entered into a Joint Filing Agreement, dated September 9, 2013 (the "Agreement"), which is incorporated herein by reference to Exhibit A to Schedule 13G ("Schedule 13G") filed on September 9, 2013. Pursuant to the Agreement, the Reporting Persons agreed to file Schedule 13G and all subsequent amendments to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

SIGNATURE
After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:	February 1, 2018

By:	/s/ Morton I. Sosland
Morton I. Sosland

David N. Sosland Trust A

By:	/s/ Morton I. Sosland
Morton I. Sosland, as Trustee

Sosland Family Trust B Partnership

By:	/s/ Morton I. Sosland
Morton I. Sosland, as Managing Partner

The Sosland Foundation

By:	/s/ Morton I. Sosland
Morton I. Sosland, as Vice Chairman